101 Constitution Avenue, NW
Washington, DC 20080
www.wglholdings.com
Vincent L. Ammann, Jr.
Vice President and
Chief Financial Officer
(202) 624-6737
(202) 842-2880 FAX
vammann@washgas.com

April 5, 2012

Mr. Andrew D. Mew

Accounting Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE

Washington, DC 20549

RE:

WGL Holdings, Inc. and Washington Gas Light Company

Form 10-K for the period ended September 30, 2011 filed November 23, 2011

Definitive Proxy Statement on Schedule 14A filed January 20, 2012

Definitive Information Statement on Schedule 14C filed January 27, 2012

Form 10-Q for the period ended December 31, 2011 filed February 6, 2012

File No. 1-16163 and File No. 0-49807

Dear Mr. Mew,

In response to your comment letter dated March 22, 2012, we are providing the following responses. Except where the content clearly indicates otherwise, any reference to “WGL Holdings,” “we,” “us” or “our” is to the holding company or the consolidated entity of WGL Holdings, Inc. and all of its subsidiaries, including Washington Gas Light Company which is a distinct registrant that is a wholly owned subsidiary of WGL Holdings.

In responding to the comments contained in the March 22nd letter, we acknowledge that:

1.	We are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

3.	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Our responses to the March 22nd comment letter are set forth in the numbered paragraphs below and correspond to the numbered comments in the letter, with your comments presented in bold italics and quotation marks.

Form 10-K for the Fiscal Year Ended September 30, 2011

SEC Comment # 1: Item 9A. Controls and Procedures, page 157

“Please explain why the disclosures required by Items 307 and 308 of Regulation S-K have not been included for Washington Gas Light Company and amend to provide the disclosures. Please also refer to Regulation S-K Compliance and Disclosure Interpretation 115.02 and provide us with your analysis as to the impact, if any, of Washington Gas Light’s failure to file management’s report on internal control over financial reporting on the company’s ability to avail itself of rules and forms that are predicated on the current or timely filing of Exchange Act reports. In this regard, we note as an example only, the Form S-3 filed by Washington Gas Light Company on May 14, 2009.”

Response to Comment # 1: Item 9A. Controls and Procedures, page 157

Item 307 of Regulation S-K requires registrants to disclose management’s conclusions regarding the effectiveness of the registrant’s disclosure controls and procedures as of the end of the period covered by the report, based on an evaluation of these controls and procedures as required under Sections 13(a) and 15(d) of the Exchange Act.

Item 308 of Regulation S-K requires registrants to provide a report of management on the registrant’s internal control over financial reporting that includes: (i) management’s responsibility for establishing and maintaining adequate internal control over financial reporting; (ii) the framework used by management to evaluate the effectiveness of internal controls over financial reporting; (iii) management’s assessment of the effectiveness of internal control over financial reporting as of the end of the most recent year; (iv) any changes in internal control over financial reporting identified in connection with management’s evaluation and, for accelerated and large accelerated filers only; (v) a statement that a registered public accounting firm that audited the financial statements provided an attestation report on the registrant’s internal control over financial reporting and (vi) the registered public accounting firm’s attestation report.

On November 23, 2011, WGL Holdings, Inc. (WGL Holdings) and Washington Gas Light Company (Washington Gas) filed with the Commission a joint Form 10-K for the fiscal year-ended September 30, 2011 (the Form 10-K). On pages 1 and 82 of the Form 10-K, it states that “WGL Holdings” refers to the consolidated entity of WGL Holdings and all of its subsidiaries. Under Item 9A of the Form 10-K, we disclosed the information required under Items 307 and 308 for “WGL Holdings.” Washington Gas is a wholly owned subsidiary of WGL Holdings and constitutes 89% of the total assets of WGL Holdings as a consolidated entity. The Washington Gas disclosure controls and procedures and internal control over financial reporting are established, maintained, reviewed and assessed by the same management team that has established, maintained, reviewed and assessed the effectiveness of the WGL Holdings disclosure controls and procedures and internal control over financial reporting. For the purposes of filing the Form 10-K, the management team, including the Chairman and Chief Executive Officer and the Vice President and Chief Financial Officer of WGL Holdings and Washington Gas, assessed the disclosure controls and procedures and internal control over financial reporting for both WGL Holdings and Washington Gas. In addition, our independent registered public accounting firm issues an attestation report on the effectiveness of internal control over financial reporting of WGL Holdings, Inc. and subsidiaries, the scope of which includes Washington Gas, which is a is a significant subsidiary. Based on these facts, we believe that the intent, if not the exact form, of the applicable Item 9A disclosure requirements regarding Washington Gas were satisfied, because all of the disclosures referencing “WGL Holdings” are intended to include, and by definition in the Form 10-K do include, Washington Gas.

In response to the comments in your March 22nd letter, and in order to address any potential confusion that may be created as to whether management has separately established, maintained, reviewed and assessed the disclosure controls and procedures and internal control over financial reporting of Washington Gas, we will include Item 9A disclosure in future filings which clarifies and emphasizes that an assessment of disclosure controls and procedures and internal control over financial reporting has been conducted for both WGL Holdings and Washington Gas. We have included a proposed draft of such future disclosure below.

Proposed FY 2012 Form 10-K, Item 9A disclosure:

Item 9A.    CONTROLS AND PROCEDURES – WGL Holdings

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

As of September 30, 2012, senior management, including the Chairman and Chief Executive Officer, and the Vice President and Chief Financial Officer, of WGL Holdings, evaluated the effectiveness of the disclosure controls and procedures of WGL Holdings. Based on this evaluation process, the Chairman and Chief Executive Officer, and the Vice President and Chief Financial Officer have concluded that the disclosure controls and procedures of WGL Holdings were effective as of September 30, 2012.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of WGL Holdings is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The internal control over financial reporting of WGL Holdings is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

Because of the inherent limitations of internal control over financial reporting, including the possibility of human error and the circumvention or overriding of controls, material misstatements may not be prevented or detected on a timely basis. Accordingly, even internal controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Furthermore, projections of any evaluation of the effectiveness to future periods are subject to the risk that such controls may become inadequate due to changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the internal control over financial reporting of WGL Holdings as of September 30, 2012 based upon the criteria set forth in a report entitled Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management has concluded that WGL Holdings maintained effective internal control over financial reporting as of September 30, 2012.

Deloitte & Touche LLP, the independent registered public accounting firm of WGL Holdings, has audited the effectiveness of the WGL Holdings internal control over financial reporting as of September 30, 2012. Deloitte & Touche LLP’s report on the audit of WGL Holdings’ internal control over financial reporting is included in Item 9A of this Form 10-K.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the internal control over financial reporting of WGL Holdings during the quarter ended September 30, 2012 that have materially affected, or are reasonably likely to materially affect, the internal control over financial reporting of WGL Holdings.

Item 9A.    CONTROLS AND PROCEDURES – Washington Gas

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

As of September 30, 2012, senior management, including the Chairman and Chief Executive Officer, and the Vice President and Chief Financial Officer, evaluated the effectiveness of the disclosure controls and procedures of Washington Gas. Based on this evaluation process, the Chairman and Chief Executive Officer, and the Vice President and Chief Financial Officer have concluded that the disclosure controls and procedures of Washington Gas were effective as of September 30, 2012.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Washington Gas is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The internal control over financial reporting of Washington Gas is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

Because of the inherent limitations of internal control over financial reporting, including the possibility of human error and the circumvention or overriding of controls, material misstatements may not be prevented or detected on a timely basis. Accordingly, even internal controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Furthermore, projections of any evaluation of the effectiveness to future periods are subject to the risk that such controls may become inadequate due to changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the internal control over financial reporting of Washington Gas as of September 30, 2012 based upon the criteria set forth in a report entitled Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management has concluded that Washington Gas maintained effective internal control over financial reporting as of September 30, 2012.

This annual report on Form 10-K does not include an attestation report of Washington Gas’ registered public accounting firm regarding internal control over financial reporting pursuant to rules of the Securities and Exchange Commission that permit Washington Gas to provide only this management’s report in this annual report on Form 10-K.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the internal control over financial reporting of Washington Gas during the quarter ended September 30, 2012 that have materially affected, or are reasonably likely to materially affect, the internal control over financial reporting of Washington Gas.

In response to your comments, we have analyzed the impact of the Form 10-K, Item 9A disclosure. We believe that sufficient information was provided in Item 9A and elsewhere in the Form 10-K for investors to conclude that Washington Gas’ disclosure controls and procedures and its internal controls over financial reporting were effective. We believe this based on the following: (i) the Form 10-K is a joint filing of WGL Holdings and Washington Gas; (ii) the Form 10-K states that the term “WGL Holdings” means a consolidated entity that includes the operations of its subsidiaries, including Washington Gas; (iii) Washington Gas is a wholly-owned subsidiary of WGL Holdings and constitutes 89% of the consolidated total assets of WGL Holdings and (iv) Washington Gas’ disclosure controls and procedures and its internal control over financial reporting must be assessed in order for WGL Holdings (a holding company) to disclose the information provided under Item 9A, and the management team of WGL Holdings, including the Chairman and Chief Executive Officer and the Vice President and Chief Financial Officer of WGL Holdings and Washington Gas, assessed the disclosure controls and procedures and internal control over financial reporting for both WGL Holdings and Washington Gas. For the aforementioned reasons, we do not believe that the Form 10-K, Item 9A disclosure is materially deficient so that the Commission’s staff would consider it to have not been timely filed or current.

Also, the Chairman and Chief Executive Officer and Vice President and Chief Financial Officer of Washington Gas and WGL Holdings provided separate certifications for each company stating that, among other things, they: (i) evaluated the effectiveness of each company’s disclosure controls and procedures and (ii) disclosed all material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information. These certifications provide investors with reasonable assurance that the disclosure controls and procedures and internal control over financial reporting of Washington Gas were assessed for effectiveness.

Lastly, the answer to the Commission’s Compliance and Disclosure Interpretation 115.02 states that, “if management did not complete the evaluation and provide the report as required by Item 308T(a), the company would not be timely or current in its Exchange Act reporting.” In this case, this guidance is not fully applicable because management did complete the evaluation in question. Secondly, a report was provided regarding the assessment, although we recognize that the disclosure could more clearly delineate the applicability to both WGL Holdings and Washington Gas. However, for these and the other reasons previously stated, we believe that the disclosure provided in the Form 10-K is not materially deficient with respect to the assessment of the effectiveness of disclosure controls and procedures and internal control over financial reporting specifically with regard to Washington Gas, and, therefore, should not result in: (i) the loss of either WGL Holdings or Washington Gas from being eligible to file new Form S-3 or Form S-8 registration statements; (ii) the loss of the availability by either company to utilize Rule 144 or (iii) the suspension of any sales under already effective registration statements.

Definitive Proxy Statement on Schedule 14A

SEC Comment # 2: Compensation Discussion and Analysis, page 24 and Short-Term Incentive Compensation, page 28

“We note your disclosure that one of the 2011 corporate goals is a “return on equity threshold (non-GAAP consolidated) of 8.8%, which, if not met, would lead to a zero payout of the corporate portion of the plan.” Please disclose your 2011 return on equity (non-GAAP consolidated). In this regard, we note that you disclose the utility return on equity on page 29. Please clarify whether the utility return on equity is different from the return on equity threshold you reference on page 28. Please also disclose the Individual Factor weight applicable to each of your named executive officers (NEOs), other than Mr. McCallister, with a view towards explaining to investors how you calculated the amounts of non-equity incentive compensation granted to your NEOs in 2011. Refer to Item 402(b)(1)(v) of Regulation S-K. This comment also applies to the Definitive Information Statement on Schedule 14C filed by Washington Gas Light on January 27, 2012.”

Response to Comment # 2: Compensation Discussion and Analysis, page 24 and Short-Term Incentive Compensation, page 28

WGL Holdings’ 2011 return on equity (non-GAAP) consolidated was equal to 9.9% which exceeded the 8.8% threshold factor disclosed on page 28 of the WGL Holdings, Inc. 2012 proxy statement. The utility return on equity is different from the return on equity threshold referenced on page 28 of the WGL Holdings 2012 proxy statement. The utility return on equity is a measurement of the return on equity of Washington Gas and was equal to 8.5% for fiscal year 2011. The return on equity threshold is a measurement of the return on equity for WGL Holdings, Inc. as a consolidated entity which includes the combined operating results of each of WGL Holdings’ subsidiaries over a twelve-month period ending on September 30th.

In response to your comments regarding the disclosure of information that will further aid investors in understanding how the amounts of non-equity compensation are granted, we will make certain revisions in future filings of the WGL Holdings proxy statement and Washington Gas information statement. The proposed revisions are provided below in bold text.

Proposed Form of Disclosure for Proxy and Information Statements

For fiscal year 2011, the company’s return on equity threshold and twelve other performance criteria were met or exceeded and as a result, on November 16, 2011, Mr. McCallister recommended, and the HR Committee approved, a Corporate Factor of 1.05% for 2011. The company’s actual FY 2011 return on equity threshold, which is a measurement of the return on equity of WGL Holdings as a consolidated entity, was 9.9%.

Named Executive Officers had individual goals for FY 2011 which encompassed:

•	their contributions to meeting established corporate and departmental goals;

•	managing resources within established departmental budgets;

•	effectiveness in areas of leadership, planning and teamwork; and

•	evaluations by peers and others.

Individual Factor

After a comprehensive performance appraisal of each executive officer and a review of their achievement of the personal goals which had been set for them, Mr. McCallister recommended an Individual Factor specific to each Named Executive Officer, except for himself. The HR Committee discussed and approved the Individual Factors recommended by the Chief Executive Officer for the Named Executive Officers. In executive session, the HR Committee developed an Individual Factor of 1.40 for Mr. McCallister. The other Named Executive Officers received the following Individual Factors: Chapman: 1.4, Ammann: 1.25, Burke: 1.0 and Chandra: 1.4.

These Individual Factors reflected the personal effectiveness of the executives in achieving the results of the corporate scorecard which are described above. Mr. McCallister’s Individual Factor in particular reflects achievement of 12 of 14 goals on the corporate scorecard, improving expected earnings results by $0.25 per share over the course of the year, enhancing and improving employee and public safety, and initiating new business opportunities in renewable energy. Additionally:

•

Washington Gas was named “Corporation of the Year” at the Maryland/District of Columbia Minority Supplier Development Council’s 30th Annual Awards Gala and was recognized by Diversity Magazine as one of the top 40 companies in the nation for diversity;

•	The Washington Business Journal and the Community Foundation of Northern Virginia recognized the contributions of Washington Gas to its communities;

•	Washington Gas’ employee engagement score surpassed the Towers Watson national norm for the first time in fiscal year 2011; and

•	The damage prevention success target was exceeded, Washington Gas has the best damage prevention program in Virginia and Virginia leads the nation in damage prevention.

2011 Target Opportunities

Target 2011 short-term incentive award opportunities were determined primarily considering the market data mentioned above, and secondarily considering internal pay equity, i.e., the relationship of target award opportunities of the Named Executive Officers with those of other officers at the same level in the company. The amounts listed in columns (c), (d) and (e) of the Grants of Plan-Based Awards Table following this CD&A represent the potential range of short-term incentive awards for 2011 and are based on a percentage of each Named Executive Officer’s base salary at October 1, 2010, as follows:

2011 Short-Term Incentive Target Opportunity

Named Executive Officer	Target Short-Term Incentive Compensation as Percent of Base Salary
McCallister	75%
Ammann	55%
Chapman	65%
Burke	50%
Chandra	50%

For tax purposes, the HR Committee set a limitation on 2011 short-term incentive payouts for Messrs. McCallister and Chapman of 0.96% and 0.52% of 2011 net income, respectively. The HR Committee then used negative discretion as provided under Section 162(m) of the Internal Revenue Code to arrive at actual, lower 2011 payouts based on our performance for the year.

The amounts of short-term incentive awards relating to the 2011 fiscal year were paid in December 2011 and are set forth under column (g) entitled Non-Equity Incentive Plan Compensation in the Summary Compensation Table in this proxy statement. The amounts of such short-term incentive awards range from 104% to 130% of target.

Form 10-Q for the Quarterly Period Ended December 31, 2011

Item 1. Financial Statements

SEC Comment # 3: Note 13. Commitments and Contingencies, page 29

“Please tell us what consideration was given to disclosing the complaint filed December 30, 2011 seeking damages aggregating $110 million referred to on page 58.”

Response to Comment # 3: Note 13. Commitments and Contingencies, page 29

Pursuant to Item 103 of Regulation S-K, Legal Proceedings, we are required to disclose a judicial proceeding arising under any federal, state or local provisions that have been enacted or adopted regulating the discharge of materials into the environment or primary for the purpose of protecting the environment if: the proceeding involves a claim for damages, or involves potential monetary sanctions, capital expenditures, deferred charges or charges to income and the amount involved, exclusive of interest and costs, exceeds 10% of the current assets of the registrant or any of our subsidiaries on a consolidated basis. The $110 million amount in damages sought against Washington Gas exceeds 10% of the current assets of Washington Gas, which were equal to $500 million as of December 31, 2011.

According to ASC 410-30-50-1, “product and environmental liabilities typically are of such significance that detailed disclosures regarding the judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to prevent the financial statements from being misleading and to fully inform readers regarding the range of reasonably possible outcomes that could have a material effect on the registrants financial condition, results of operations, or liquidity.” If however, the likelihood of a material unfavorable outcome of the contingency is remote, no disclosure is necessary. Based on our assessment of the lawsuit at December 31, 2011, we deemed the likelihood of any material loss to be remote.

SEC Comment # 4: Item 4. Controls and Procedures, page 57

“We note you state that your disclosure controls and procedures were designed to provide reasonable assurance that information required to be disclosed by WGL Holdings in the reports that it files or submits under the Exchange Act is accumulated and communicated to senior management, including the Chairman and Chief Executive Officer, and the Vice President and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Your disclosure includes a partial definition of disclosure controls and procedures. Please note that you are not required to include the definition of disclosure controls and procedures, but if you choose to include the definition you must include the “entire definition” which can be found in Exchange Act Rule 13a 15(e). Please revise your disclosure in future filings to either exclude the entire definition of disclosure controls and procedures, or include the entire definition. In this regard, with respect to your current disclosure, please clarify for us, if true, that your controls and procedures were also effective in their design to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, and summarized within the time periods specified in the Commission’s rules and forms.”

Response to Comment # 4: Item 4. Controls and Procedures, page 57

Our controls and procedures were also effective in their design for the period ended December 31, 2011. In future filings, we will exclude the definition of disclosure controls and procedures.

SEC Comment # 5: Item 4. Controls and Procedures, page 57

“Please explain why you have excluded the disclosures required by Item 307 of Regulation S-K and disclosure of any changes in internal control over financial reporting for Washington Gas Light Company.”

Response to Comment # 5: Item 4. Controls and Procedures, page 57

Item 307 of Regulation S-K requires registrants to disclose management’s conclusions regarding the effectiveness of the registrant’s disclosure controls and procedures as of the end of the period covered by the report, based on an evaluation of these controls and procedures as required under Sections 13(a) and 15(d) of the Exchange Act.

Under Item 4 of our Form 10-Q filed with the Commission on February 6, 2012 (the Form 10-Q), we disclosed the information required under Item 307 for WGL Holdings, Inc. On page 10 of the Form 10-Q, we state that “WGL Holdings” refers to the consolidated entity of WGL Holdings and all of its subsidiaries, including Washington Gas.

Therefore, based on the same general analysis and theory that we described in response to Comment #1, we believe that the Form 10-Q Item 4 disclosure satisfies the intent of the disclosure requirements for Washington Gas as “WGL Holdings” is clearly defined and intended to include the operations of Washington Gas, a wholly-owned subsidiary of WGL Holdings. However, in response to your comments, we will revise our Item 4 disclosure in the future to clarify and emphasize that management’s conclusions regarding the effectiveness of disclosure controls and procedures as of the end of the period covered by the report apply to both WGL Holdings and Washington Gas. We have included a draft of such future disclosure below.

Proposed Form 10-Q, Item 4 disclosure:

ITEM 4. CONTROLS AND PROCEDURES – WGL Holdings

Senior management, including the Chairman and Chief Executive Officer, and the Vice President and Chief Financial Officer, evaluated the effectiveness of the disclosure controls and procedures (as such term is defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) of WGL Holdings as of March 31, 2012. Based on this evaluation process, the Chairman and Chief Executive Officer, and the Vice President and Chief Financial Officer have concluded that the disclosure controls and procedures of WGL Holdings are effective. There have been no changes in the internal control over financial reporting of WGL Holdings during the quarter ended March 31, 2012 that have materially affected, or are reasonably likely to materially affect, the internal control over financial reporting of WGL Holdings.

ITEM 4. CONTROLS AND PROCEDURES – Washington Gas

Senior management, including the Chairman and Chief Executive Officer, and the Vice President and Chief Financial Officer, evaluated the effectiveness of the disclosure controls and procedures (as such term is defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) of Washington Gas as of March 31, 2012. Based on this evaluation process, the Chairman and Chief Executive Officer, and the Vice President and Chief Financial Officer have concluded that the disclosure controls and procedures of Washington Gas are effective. There have been no changes in the internal control over financial reporting of Washington Gas during the quarter ended March 31, 2012 that have materially affected, or are reasonably likely to materially affect, the internal control over financial reporting of Washington Gas.

We thank the SEC staff for its interest in the financial reporting of WGL Holdings, Inc. and Washington Gas Light Company. We hope that we have been responsive to your comments and questions. We would be pleased to answer any further questions or discuss these matters with you by phone should you wish to call us.

Respectfully submitted,

/s/ Vincent L. Ammann, Jr.

Vincent L. Ammann, Jr.

Vice President and Chief Financial Officer

WGL Holdings, Inc. and Washington Gas Light Company